Filed by CII Financial, Inc.
                                                            Pursuant to Rule 425
                                                under the Securities Act of 1933
                                                       For:  CII Financial, Inc.
                                                  Commission File No.: 333-52726






                       [GRAPHIC OMITTED][GRAPHIC OMITTED]
                               CII FINANCIAL, INC.
                     California Indemnity Insurance Company
                      Commercial Casualty Insurance Company
                  subsidiaries of Sierra Health Services, Inc.

                   P.O.Box 15645, Las Vegas, Nevada 89114-5645

                                  PRESS RELEASE

FOR IMMEDIATE RELEASE

CONTACTS:
John Okita                Andrew C. Karp
Chief Financial Officer   Managing Director
(702) 242-7531            Banc of America Securities LLC
                          High Yield Special Products
                          (704) 388-4813 or (888) 292-0070

           CII FINANCIAL ANNOUNCES AGREEMENT REGARDING EXCHANGE OFFER
                     FOR CONVERTIBLE SUBORDINATED DEBENTURES


         Las Vegas, April 13, 2001 - CII Financial, Inc. today announced that it has reached an agreement in principal with an unofficial committee representing certain holders of approximately $20 million principal amount of its 7 1/2% convertible subordinated debentures due September 15, 2001 (CUSIP No. 12551LAB7) in connection with its pending exchange offer for all $47,059,000 outstanding principal amount of the debentures. The Company said that, in order to implement the agreement, it has extended the expiration date of the exchange offer and would amend the terms of the offer.

         The Company said the terms of the amended exchange offer would be as follows:

- The cash purchase price will be increased from $700 per $1,000 principal amount to $739.12 per $1,000 principal amount, plus accrued interest. The cash offer will be for up to a total of $27,059,000 principal amount of old 7 1/2% subordinated debentures.

- The Company will offer to exchange the remaining $20,000,000 principal amount of old 7 1/2% subordinated debentures for new 9 1/2% senior debentures.

- The maturity of the new senior debentures will be shortened from March 31, 2005 to September 15, 2004.

- The covenants applicable to the new debentures will be expanded to include limitations on indebtedness, liens, restricted payments, sales of capital stock of subsidiaries and transactions with affiliates. The covenants will also include an excess cash flow offer, asset sale offer and change of control offer.

- In the event of a change of control of CII Financial, holders of the new 9 1/2% senior debentures will have the right to require the Company to repurchase their new debentures at 100% of the principal amount, plus a specified premium declining over time. The repurchase premium will initially be 10%.

         CII Financial's Chief Executive Officer, Kathleen Marlon, commented, "We are pleased that we have been able to reach a consensual agreement with our principal bondholders and now expect to complete the exchange offer in the near future."

         Holders who elect cash will receive $739.12 in cash for each $1,000 principal amount of their old 7 1/2% subordinated debentures accepted under the cash option, plus accrued and unpaid interest in cash. If holders of more than $27,059,000 total principal amount of old 7 1/2% subordinated debentures elect to tender their debentures for cash, the Company will purchase a total of $27,059,000 principal amount of old 7 1/2% subordinated debentures for cash and the Company will exchange the balance of the tendered debentures for new 9 1/2% senior debentures. All holders who elect to receive cash will be treated equally in this process. It will be a condition of the offer that at least $27,059,000 principal amount of old 7 1/2% subordinated debentures will be tendered for cash.

         Holders who elect new 9 1/2% senior debentures will receive $1,000 principal amount of new 9 1/2% senior debentures for each $1,000 principal amount of their old 7 1/2% subordinated debentures, plus accrued and unpaid interest in cash. It will be a condition of the offer that the Company will exchange no more than $20.0 million total principal amount of old 7 1/2% subordinated debentures for new 9 1/2% senior debentures.

         The Company expects to file an amended Registration Statement with the Securities and Exchange Commission reflecting the amended exchange offer on or about April 17, 2001.

     The expiration date for the exchange offer has been extended from 11:59 p.m., New York City time, on April 12, 2001, to 11:59 p.m., New York City time, on April 30, 2001. The Company said that, as of 11:59 p.m., New York City time, on April 12, 2001, it had received tenders from holders of $27,153,000 in aggregate principal amount of old 7 1/2% subordinated debentures. It is a condition of the offer that the Company receives valid tenders of at least 90% of the aggregate outstanding principal amount of the old 7 1/2% subordinated debentures and approval from a majority of the banks on the Sierra Health Services, Inc. credit facility.

     Banc of America Securities LLC is the exclusive dealer manager for the offer. D.F. King & Co., Inc. is the information agent and Wells Fargo Corporate Trust is the depositary. Copies of the Preliminary Prospectus and Exchange Offer may be obtained by calling D.F. King at (800) 735-3591. Additional information concerning the terms and conditions of the offer may be obtained by contacting Banc of America Securities LLC at (888) 292-0070.

     CII Financial is a holding company primarily engaged in writing workers' compensation insurance in nine western and mid-western states through its wholly owned subsidiaries, California Indemnity Insurance Company, Commercial Casualty Insurance Company, Sierra Insurance Company of Texas and CII Insurance Company. CII Financial is a wholly owned subsidiary of Sierra Health Services, Inc. (NYSE:SIE), a diversified health care services company based in Las Vegas.

     Statements in this news release that are not historical facts are forward-looking and based on management's projections, assumptions and estimates; actual results may vary materially. Forward-looking statements are subject to certain risks and uncertainties, some of which may be found in the Preliminary Prospectus and Exchange Offer and other documents filed with the Securities and Exchange Commission and which are incorporated herein by reference.

     Additional Information and Where to Find It:

     CII Financial, Inc. has filed a Registration Statement with the Securities and Exchange Commission on Form S-4 registering the new debentures to be issued in the exchange offer. The Registration Statement and the preliminary prospectus contained therein contain important information about CII Financial, the exchange offer and related matters. Security holders are urged to read the Registration Statement and the preliminary prospectus contained therein, CII Financial's Schedule TO and any other relevant documents filed by CII Financial with the SEC.

     The Registration Statement has not yet become effective. The new debentures may not be sold and, although you may tender your old debentures, tenders may not be accepted prior to the time the Registration Statement becomes effective. This shall not constitute an offer to sell or an offer to buy nor shall there be any sale of the new debentures in any State in which such offer, solicitation or sale would be unlawful.

     Security holders are able to obtain copies of the Registration Statement on Form S-4 and the preliminary prospectus, CII Financial's Schedule TO and any other relevant documents for free through the Web site maintained by the SEC at http://www.sec.gov. In addition, these documents are available free of charge by contacting the Information Agent for the offer, D.F. King & Co., at (800) 735-3591. If you have any questions about the offer, please call the Dealer Manager for the offer, Banc of America Securities LLC, at (888) 292-0070.

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